Exhibit 99.2
CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 28, 2019 at 15:00 CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2018 (discussion item)

3.	Implementation of the compensation policy during the financial year 2018 (discussion item)

4.	Adoption of the annual accounts over the financial year 2018 (voting item)

5.	Explanation of the dividend and reservation policy (discussion item)

6.	Appointment of the external auditor for the financial year 2019 (voting item)

7.	Release of the managing directors from liability for the exercise of their duties during the financial year 2018 (voting item)

8.	Release of the supervisory directors from liability for the exercise of their duties during the financial year 2018 (voting item)

9.	Reappointment of R.T.J. Schrömgens as managing director for a period expiring at the end of the annual general meeting to be held in the year 2020 (voting item)

10.	Reappointment of T.J. Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2020 (voting item)

11.	Reappointment of P.M. Kern as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

12.	Appointment of H. Mankodi as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

13.	Reappointment of F.G. Mazzella as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

14.	Reappointment of M.D. Okerstrom as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

15.	Reappointment of L.N. Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

16.	Reappointment of D. Schneider as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

17.	Authorization of the management board to acquire shares in the Company's capital (voting item)

18.	Approval under the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

19.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The registration date for the AGM is May 31, 2019 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 25, 2019. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2.    Discussion of the annual report over the financial year 2018 (discussion item)

The Company's annual report over the financial year 2018 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.	Implementation of the compensation policy during the financial year 2018 (discussion item)

The Company's compensation policy is intended to attract, retain and motivate managing directors with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business. The compensation structure for managing directors should drive strong business performance, promote accountability, incentivize managing directors to achieve short and long-term performance targets with the objective of increasing the Company's equity value, assure that the interests of the managing directors are closely aligned to those of the Company, its business and its stakeholders and ensure the overall market competitiveness of compensation packages for managing directors.

The implementation of the Company's compensation policy has been outlined in the Company's annual report over the financial year 2018.

4.    Adoption of the annual accounts over the financial year 2018 (voting item)

The Company's annual accounts over the financial year 2018 have been made available on the Company's website (http://www.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

5.    Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

6.    Appointment of the external auditor for the financial year 2019 (voting item)

It is proposed that Ernst & Young Accountants LLP ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2019. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

7.	Release of the managing directors from liability for the exercise of their duties during the financial year 2018 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2018. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2018.

8.	Release of the supervisory directors from liability for the exercise of their duties during the financial year 2018 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2018. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2018.

9.	Reappointment of R.T.J. Schrömgens as managing director for a period expiring at the end of the annual general meeting to be held in the year 2020 (voting item)

The Company's supervisory board has made a binding nomination to reappoint R.T.J. Schrömgens as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2020.

10.	Reappointment of T.J. Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2020 (voting item)

The Company's supervisory board has made a binding nomination to reappoint T.J. Thomas as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2020.

11.	Reappointment of P.M. Kern as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

The Company's supervisory board has made a binding nomination to reappoint P.M. Kern as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2022.

Peter M. Kern (51) has been a director of Expedia Group since completion of the IAC/Expedia Spin-Off and has served as Vice Chairman of Expedia Group since June 2018. Mr. Kern is a Managing Partner of InterMedia Partners VII, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications. Mr. Kern has served on the Board of Directors of Tribune Media Company since October 2016, where he currently also serves as Chief Executive Officer, as Chairman of the Board of Directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company, since April 2013, and since 2016, as a member of supervisory board of trivago, N.V., a majority-owned subsidiary of Expedia

Group. Mr. Kern also serves on the boards of several of private companies. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.

Mr. Kern does not hold any shares in the Company's share capital.

Mr. Kern has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

12.	Appointment of H. Mankodi as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

The Company's supervisory board has made a binding nomination to appoint H. Mankodi as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2022.

Hiren Mankodi (45) currently serves as Managing Director for Charlesbank Capital Partners, leading the firm's technology investing efforts. Previously he was as a co-founding partner at Pamplona TMT, a private equity firm focusing on the technology, media and telecom private equity sector. Prior to that, he was a Managing Director at Audax Private Equity where he led the firm's technology investing efforts. He has over 18 years of private equity and venture capital investing experience, including investments in the enterprise software, infrastructure software, digital media, healthcare IT, technology-enabled services, and industrial technology sectors.

Mr. Mankodi does not hold any shares in the Company's share capital.

Mr. Mankodi has been nominated for his experience, background and skills.

13.	Reappointment of F.G. Mazzella as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

The Company's supervisory board has made a binding nomination to reappoint F.G. Mazzella as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2022.

Frédéric G. Mazzella (43) has been the Founder and Chairman of Comuto S.A. (BlaBlaCar) since 2006 and was Chief Executive Officer from 2006 to 2016. In 2018, Mr. Mazzella was also elected Co-President of France Digitale, the largest startup association in Europe representing 1,300 startups. Mr. Mazzella holds an M.B.A. from INSEAD, a Master's degree in computer science from Stanford University and a Master's degree in physics from École Normale Supérieure.

Mr. Mazzella does not hold any shares in the Company's share capital.

Mr. Mazella has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

14.	Reappointment of M.D. Okerstrom as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

The Company's supervisory board has made a binding nomination to reappoint M.D. Okerstrom as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2022.

Mark D. Okerstrom (46) has served as Expedia Group's President and Chief Executive Officer and as a director of Expedia Group since August 2017. Previously, he served as Expedia Group's Chief Financial Officer and Executive Vice President of Operations from October 2014 until August 2017, Chief Financial Officer and Executive Vice President from September 2011 until October 2014, Secretary from October 2011 until April 2012, and Senior Vice President of Corporate Development from February 2009 to September 2011. Having joined Expedia Group in October 2006, Mr. Okerstrom previously served as Vice President, Corporate Development and as Senior Director, Corporate Development. Prior to joining Expedia Group, Mr. Okerstrom was a consultant with Bain & Company in Boston and San Francisco, and worked with UBS Investment Bank in London. Prior to that, Mr. Okerstrom practiced as an attorney with the global law firm of Freshfields Bruckhaus Deringer in London. Mr. Okerstrom holds an M.B.A. from Harvard Business School and a law degree from the University of British Columbia. Mr. Okerstrom is currently chairman of the supervisory board of trivago N.V., a majority-owned subsidiary of Expedia Group.

Mr. Okerstrom does not hold any shares in the Company's share capital.

Mr. Okerstrom has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

15.	Reappointment of L.N. Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

The Company's supervisory board has made a binding nomination to reappoint L.N. Östberg as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2022.

L. Niklas Östberg (39) is the co-founder of Delivery Hero SE and has served as its Chief Executive Officer since May 2011. He also served as director of the board until its public offering in July 2017. Prior to this, Mr. Östberg was co-founder and chairman of the board of Online Pizza Norden AB from 2008 and May 2011. Mr. Östberg holds a Master's degree from the Royal Institute of Technology in Stockholm, Sweden.

Mr. Östberg does not hold any shares in the Company's share capital.

Mr. Östberg has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

16.	Reappointment of D. Schneider as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022 (voting item)

The Company's supervisory board has made a binding nomination to reappoint D. Schneider as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2022.

David Schneider (36) has served as a director of Zalando SE since 2008. He also serves as a director or limited partner of several Zalando subsidiaries and private investment vehicles. Mr. Schneider holds a Master's degree in Business Administration from WHU-Otto-Beisheim School of Management in Vallendar, Germany.

Mr. Schneider does not hold any shares in the Company's share capital.

Mr. Schneider has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

17.	Authorization of the management board to acquire shares in the Company's capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company's management board rules and articles of association, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depository receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM).

18.	Approval under the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

Under the Company's 2016 Amended and Restated Omnibus Incentive Plan (the "2016 Plan"), the exercise price per class A share in the Company's capital (or per American Depositary Share representing such a class A share) in respect of a grant to a supervisory board member or managing director of an option or a share appreciation right shall not be less than the fair market value of such class A share (or American Depositary Receipt), determined in accordance with the rules of the 2016 Plan, on the applicable grant date, unless approved by the Company's general meeting of shareholders. In other words, the Company is only allowed to grant 'in-the-money' options and share appreciation rights to supervisory board members and managing directors under the 2016 Plan, if approved by the Company's general meeting of shareholders. It is proposed that the AGM grant such approval, such that the Company will be allowed to grant 'in-the-money' options and share appreciation rights to supervisory board members and managing directors under the 2016 Plan, as described above, following the AGM.